3P

04017121

SECURI[illegible] ... [illegible]MISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | October 31, 2004 |
| Estimated average burden hours per response...... | 12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 45039 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Seslia Virgin Islands Securities Inc

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7A Crystal Gade
(No. and Street)

St. Thomas (City) USVI (State) 00802 (Zip Code)

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas Cook 973 744 3307
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

O'Neill & Associates LLC
(Name – *if individual, state last, first, middle name*)

Po Box 24775 (Address) Christiansted (City) St Croix USVI (State) 00824 (Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED MAR 1 2004 WASH. D.C. 160

**CHECK ONE:**

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Thomas E. Cook, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sestra Virgin Islands Securities Inc, as of 31 December, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Thomas E Cook
Signature

Finance & Operations Principal
Title

Edward Enginger
EDWARD ENGINGER
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires Oct. 19, 2004

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# Seslia Virgin Islands Securities, Inc.

## FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

Years Ended December 31, 2003 and 2002

SEC MAIL PROCESSING
RECEIVED
MAR 1 2004
WASH. D.C. 160 SECTION

O'Neill & Associates, LLC
CERTIFIED PUBLIC ACCOUNTANTS

Post Office Box 24775
Gallows Bay, St. Croix
U.S. Virgin Islands 00824
(340) 773-4305 Fax: (340) 773-9850
www.oaacpa.com

St. Thomas Office
15B Norre Gade
St. Thomas V.I. 00804
(340) 774-4660

Pablo O'Neill, MBA, CPA
Claudette J. Anderson, CPA
June Y. Harley, CPA

# INDEPENDENT AUDITORS' REPORT

The Board of Directors
Seslia Virgin Islands Securities, Inc.

We have audited the accompanying balance sheets of Seslia Virgin Islands Securities, Inc. (a Virgin Islands corporation) as of December 31, 2003 and 2002 and the related statements of income and retained earnings, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects, the financial position of Seslia Virgin Islands Securities, Inc. as of December 31, 2003 and 2002 and the results of its operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in United States of America.

O'Neill & Associates, LLC

St. Croix, Virgin Islands
February 16, 2004

Seslia Virgin Islands Securities, Inc.

BALANCE SHEETS

December 31,

ASSETS

| | 2003 | 2002 |
|---|---|---|
| CURRENT ASSETS | | |
| Cash | $ 256,312 | $ 112,987 |
| Accounts receivable | 17,378 | 72,382 |
| Prepaid expenses | 15,459 | 14,575 |
| Due from shareholders | 16,323 | - |
| Due from affiliate | 46,007 | 40,804 |
| Total current assets | 351,479 | 240,748 |
| PROPERTY AND EQUIPMENT | | |
| Equipment | 51,462 | 45,613 |
| Furniture | 26,499 | 17,982 |
| Leasehold improvements | - | 8,517 |
| | 77,961 | 72,112 |
| Less accumulated depreciation | ( 47,498) | ( 38,171) |
| Net property and equipment | 30,463 | 33,941 |
| OTHER ASSETS | | |
| Investments | 66,856 | 158,129 |
| Deposits | - | 700 |
| Total other assets | 66,856 | 158,829 |
| | $ 448,798 | $ 433,518 |

See accompanying notes.

Seslia Virgin Islands Securities, Inc.

BALANCE SHEETS

December 31,

LIABILITIES AND STOCKHOLDER'S EQUITY

| | 2003 | 2002 |
|---|---|---|
| CURRENT LIABILITIES | | |
| Current portion of long-term debt | $ 2,038 | $ 1,926 |
| Accounts payable | 17,811 | 33,514 |
| Accrued income taxes | 8,700 | 6,800 |
| Accrued liabilities | 35,971 | 49,298 |
| Total current liabilities | 64,520 | 91,538 |
| LONG-TERM LIABILITIES | | |
| Long-term debt, less current maturities | 13,388 | 15,700 |
| Total long-term liabilities | 13,388 | 15,700 |
| STOCKHOLDER'S EQUITY | | |
| Common stock - 10,000 shares authorized, 1,081 shares issued and outstanding of no par value | 49,471 | 25,000 |
| Additional paid-in capital | 182,000 | 182,000 |
| Retained earnings | 139,419 | 119,280 |
| Total stockholder's equity | 370,890 | 326,280 |
| | $ 448,798 | $ 433,518 |

See accompanying notes.

Seslia Virgin Islands Securities, Inc.

STATEMENTS OF INCOME AND RETAINED EARNINGS

Years Ended December 31,

| | 2003 | 2002 |
|---|---|---|
| Revenues | $ 1,268,427 | $ 1,482,839 |
| Operating expenses | | |
| Fees and commissions | 265,684 | 361,910 |
| General and administrative | 974,309 | 1,083,117 |
| Depreciation | 9,327 | 11,784 |
| Total operating expenses | 1,249,320 | 1,456,811 |
| Income (Loss) from operations | 19,107 | 26,028 |
| Other income (deduction) | | |
| Unrealized loss on securities | ( 1,272) | ( 1,918) |
| Investment income | 11,189 | 10,955 |
| Total other income | 9,917 | 9,037 |
| Income before provision for income taxes | 29,024 | 35,065 |
| Provision for income taxes | 8,885 | 6,800 |
| NET INCOME | 20,139 | 28,265 |
| Retained earnings, January 1, | 119,280 | 91,015 |
| Retained earnings, December 31, | $ 139,419 | $ 119,280 |

See accompanying notes.

Seslia Virgin Islands Securities, Inc.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

Years Ended December 31, 2003 and 2002

| | Common Stock | Additional Paid-in Capital | Retained Earnings |
|---|---|---|---|
| Balances at January 1, 2002 | $ 25,000 | $ 182,000 | $ 91,015 |
| Net income | - | - | 28,265 |
| Balances at December 31, 2002 | 25,000 | 182,000 | 119,280 |
| Issuance of 81 shares of Common Stock | 24,471 | - | - |
| Net income | - | - | 20,139 |
| Balances at December 31, 2003 | $ 49,471 | $ 182,000 | $ 139,419 |

See accompanying notes.

Seslia Virgin Islands Securities, Inc.

STATEMENTS OF CASH FLOWS

Years Ended December 31,

| | 2003 | 2002 |
|---|---|---|
| Cash flows from operating activities: | | |
| Net income | $ 20,139 | $ 28,265 |
| Adjustments to reconcile net income to net cash (used) provided by operating activities: | | |
| Depreciation and amortization | 9,327 | 11,784 |
| Loss on sale of securities | 738 | - |
| Unrealized loss on securities | 534 | 1,918 |
| (Increase) Decrease in: | | |
| Accounts receivable | 55,003 | 44,063 |
| Prepaid expenses | ( 885) | ( 2,743) |
| (Decrease) Increase in: | | |
| Accounts payable | ( 15,703) | 18,643 |
| Accrued income taxes | 1,900 | 6,800 |
| Accrued liabilities | ( 13,326) | 39,293 |
| Net cash (used) provided by Operating activities | 57,727 | 148,023 |
| Cash flows from investing activities: | | |
| Payments for the purchase of property and equipment | ( 5,848) | ( 7,875) |
| Investments, net | 90,700 | 2,747 |
| Net cash used by investing activities | 84,852 | ( 5,128) |
| Cash flows from financing activities: | | |
| Advances from (to) affiliate | ( 5,204) | ( 61,261) |
| Principal payments on long-term debt | ( 2,198) | ( 1,848) |
| Proceeds of common stock | 8,148 | - |
| Net cash provided (used) by financing activities | 746 | ( 63,109) |
| NET CASH (USED) PROVIDED BY ALL ACTIVITIES | 143,325 | 79,786 |
| Cash and cash equivalents, January 1, | 112,987 | 33,201 |
| Cash and cash equivalents, December 31, | $ 256,312 | $ 112,987 |
| Supplemental disclosure Interest paid | $ 662 | $ 572 |

See accompanying notes.

**NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Organization and purpose - Seslia Virgin Islands Securities, Inc. was incorporated April 30, 1992 to engage in and carry on a general securities brokerage, investment and financial consulting business.

Cash Equivalents - For purposes of reporting cash flow, cash and cash equivalents include money market accounts and any highly liquid debt instruments purchased with a maturity of three months or less.

Property and equipment - Property and equipment are carried at cost. Depreciation is computed principally on the straight-line method over the estimated useful lives of the respective assets.

Investments - The Company maintains cash and/or investments held for long term in a "good faith deposit account" to meet the NASD capital requirements. For financial reporting purposes, the investments are recorded at the lower of cost or market.

Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising Costs - The Company conducts nondirect response advertising. These costs are expensed as incurred. Advertising costs for the years ended December 31, 2003 and 2002 are $4,413 and $26,990, respectively.

Income taxes - Provision for income taxes are based on taxes payable or refundable for the current year and deferred taxes on temporary differences between the amount of taxable income and pretax financial income and between the tax bases of assets and liabilities and their reported amounts in the financial statements.

**NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued**

Income taxes - Deferred tax assets and liabilities are included in the financial statements at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled as prescribed in FASB Statement No. 109, Accounting for Income Taxes. As changes in tax laws or rate are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

**NOTE B - INVESTMENTS**

The Company invests in certificate of deposits and corporate bonds. At December 31, 2003 and 2002, these securities were classified as available for sale and are reported at fair value, with the unrealized gains and losses included in comprehensive income.

| December 31, | 2003 | 2002 |
|---|---|---|
| Fair market value | $ 66,857 | $ 158,129 |
| Cost | $ 67,391 | $ 160,047 |
| Unrealized loss | $ 534 | $ 1,918 |

**NOTE C - RELATED PARTY TRANSACTIONS**

Seslia Virgin Islands Securities, Inc. (the Company) is a subsidiary of Seslia & Company (the Parent). The Parent is a Pennsylvania corporation. The Company had received funds from Seslia & Company for organizational costs. The Company also pays a monthly management fee representing the use of Seslia & Company personnel and services. Management fees incurred for 2003 and 2002 totalled $30,000 and $120,000, respectively.

Balances arising from transactions with the parent company are as follows:

| December 31, | 2003 | 2002 |
|---|---|---|
| Due from (to) parent | $ 46,007 | $ 40,804 |

**NOTE C - RELATED PARTY TRANSACTIONS - Continued**

Also, see note F with respect to operating lease agreement with parent company.

**NOTE D - STOCK PURCHASE ASSISTANCE PLAN**

In February 2003, the company initiated a stock purchase plan to encourage and assist its officers and key executives to make meaningful investments in the company's common stock. Employees who choose to participate will be granted an opportunity to purchase the company's common stock at fair market value. As of December 31, 2003, three participants have executed agreements to participate in the stock purchase plan by purchasing 81 shares of common stock in the amount of $24,471. The unpaid balance related to that transaction as of December 31, 2003 is $16,323.

**NOTE E - LONG-TERM DEBT**

Long-term debt consists of the following at December 31,

| | 2003 | 2002 |
|---|---|---|
| 4% loan payable to the SBA in monthly installments of $220 which includes interest; collateralized by fixed assets; final installment due August 2010 | $ 15,426 | $ 17,626 |
| Less current maturities | 2,038 | 1,926 |
| | $ 13,388 | $ 15,700 |

**NOTE E - LONG-TERM DEBT - Continued**

Based on market rates for similar loans, at December 31, 2003 and 2002, the fair value of the notes approximates their carrying amount. The aggregate maturities of long-term debt are as follows:

Year ending December 31,

| | |
|---|---|
| 2004 | $ 2,038 |
| 2005 | 2,101 |
| 2006 | 2,269 |
| 2007 | 2,318 |
| 2008 | 2,402 |
| Thereafter | 4,298 |
| | $ 15,426 |

**NOTE F - INCOME TAXES**

The company utilized net operating loss carry forwards for the years ending December 31, 2003 and 2002 of approximately $17,875 and $20,163, respectively. As of December 31, 2003 the Company has used all available net operating losses. In addition, the Company has available capital loss carryovers of approximately $11,700 to offset future year's capital gains.

**NOTE G - COMMITMENTS**

The Company is obligated under operating lease agreement dated September 1998 for rent of $2,900 per month until January 2001. Rent is fixed for the initial two years and will increase annually based upon Consumer Price Index until it expires December 2011. The agreement provides a ten-year renewal option to be negotiated based on the Consumer Price Index. The lease is with the parent company Seslia & Company.

The Company also leases office space under an operating lease agreement with monthly payments of $1,100.

The Company leases storage facilities from an unrelated party at a monthly rate of $95.

Rent expense for the years ended December 31, 2003 and 2002 amounted to $61,010 and $49,140 respectively.

**NOTE H - EMPLOYEE BENEFIT PLANS**

The corporation maintains a defined contribution pension plan covering substantially all employees meeting minimum eligibility requirements. The pension contribution is determined using a specified formula applied to each eligible employee's contribution. Pension expense for the years ended December 31, 2003 and 2002 was $9,548 and $10,339, respectively.

# SUPPLEMENTARY INFORMATION

O'Neill & Associates, LLC
CERTIFIED PUBLIC ACCOUNTANTS

Post Office Box 24775
Gallows Bay, St. Croix
U.S. Virgin Islands 00824
(340) 773-4305 Fax: (340) 773-9850
www.oaacpa.com

St. Thomas Office
15B Norre Gade
St. Thomas V.I. 00804
(340) 774-4660

Pablo O'Neill, MBA, CPA
Claudette J. Anderson, CPA
June Y. Harley, CPA

## INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION

Board of Directors
Seslia Virgin Islands Securities, Inc.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole, which are presented in the preceding section of this report. The supplementary information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements; but Schedules II and III contain information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

O'Neill & Associates, LLC

St. Croix, Virgin Islands
February 16, 2004

Seslia Virgin Islands Securities, Inc.

SCHEDULE I
## SCHEDULES OF GENERAL AND ADMINISTRATIVE EXPENSES

Years Ended December 31,

| | 2003 | 2002 |
|---|---|---|
| Salaries and wages | $ 499,516 | $ 495,856 |
| Management fees | 30,000 | 120,000 |
| Employee benefits | 84,410 | 73,105 |
| Gross receipts taxes | 47,342 | 57,315 |
| Rent | 61,010 | 49,140 |
| Professional fees | 34,945 | 46,510 |
| Payroll taxes | 37,059 | 40,918 |
| Travel | 30,558 | 35,580 |
| Telephone | 29,568 | 30,587 |
| Advertising | 4,413 | 26,990 |
| Dues and subscription | 20,504 | 21,093 |
| Supplies | 5,184 | 12,975 |
| Postage | 10,205 | 11,032 |
| Repairs and maintenance | 16,112 | 10,419 |
| Pension plan | 9,549 | 10,339 |
| Meals and entertainment | 9,762 | 7,175 |
| Board meetings | 10,725 | 6,509 |
| Utilities | 6,921 | 6,128 |
| Training and education | 3,337 | 5,619 |
| Insurance | 6,801 | 5,010 |
| Contributions | 6,400 | 4,400 |
| Equipment lease | 3,307 | 3,057 |
| Promotion | 2,472 | 1,414 |
| Bank fees | 530 | 1,405 |
| Franchise taxes | 310 | 310 |
| Miscellaneous | 3,369 | 231 |
| | $ 974,309 | $ 1,083,117 |

Seslia Virgin Islands Securities, Inc.

SCHEDULE II
SCHEDULES OF COMPUTATION OF NET CAPITAL

Years Ended December 31,

| | 2003 | 2002 |
|---|---|---|
| NET CAPITAL | | |
| Total stockholder's equity qualified for net capital | $ 370,890 | $ 326,280 |
| Deductions and/or charges | | |
| A. Non-allowable assets | | |
| Furniture, equipment and leasehold improvements | ( 30,462) | ( 33,941) |
| Other assets | ( 15,459) | ( 15,275) |
| Due from parent company | ( 46,007) | ( 40,804) |
| Due from shareholders | ( 16,323) | - |
| Receivables over 30 days old | ( 10,313) | ( 9,760) |
| Net capital before haircuts on securities positions | 252,326 | 226,500 |
| Haircuts on securities (computed where applicable), pursuant to Rule 15c-3-1(f) | | |
| A. Trading and investment securities | | |
| 1. Other securities | ( 3,428) | ( 5,771) |
| B. Other | ( - ) | ( 2,199) |
| | $ 248,898 | $ 218,530 |
| AGGREGATE INDEBTEDNESS | | |
| Items included in consolidated statement of financial condition | $ - | $ - |
| Other liabilities | 77,910 | 107,237 |
| | $ 77,910 | $ 107,237 |
| COMPUTATION OF BASIC NET CAPITAL REQUIREMENT | | |
| Minimum net capital required | $ 100,000 | $ 100,000 |
| Excess net capital at 100% | $ 148,898 | $ 118,530 |
| Ratio: Aggregate indebtedness to net capital | 31% | 49 |

Seslia Virgin Islands Securities, Inc.

SCHEDULE III
SCHEDULES OF COMPLIANCE ITEMS

December 31, 2003 and 2002

- No material inadequacies were found during the audits of Seslia Virgin Islands Securities, Inc.

- A Statement of Changes in Liabilities Subordinated to General Creditors was not included in the financial statement presentation, as Seslia Virgin Islands Securities, Inc. did not have any subordinated liabilities to General Creditors at December 31, 2003 and 2002 or during those calendar years.

- Reconciliation of unaudited computation of net capital to audited computation of net capital at December 31,

| | 2003 | 2002 |
|---|---|---|
| Unaudited net capital - Focus - IIS Report | $ 370,890 | $ 326,280 |

- A statement concerning reserve requirements and information relating to possession or control requirements was not included in the financial statements presentation since Seslia Virgin Islands Securities, Inc. is exempt from this requirement.